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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          GLOBAL MED TECHNOLOGIES, INC.
                    ----------------------------------------
                                (Name of Issuer)

                          $0.01 Par Value Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)

                                   37935E 10 1
                                ----------------
                                 (CUSIP Number)

                  Gary L. Cook, 1700 Lincoln Street, 32nd Floor,
                         Denver, CO 80203 (303) 860-1700
         --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 11, 1998
                 ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 37935E 10 1
  1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Heng Fung Holdings Company Limited
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [X]
      (b) [ ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
      WC
  -------------------------------------------------------------------------
  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)  [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     Hong Kong
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                   - 0 -
  BENEFICIALLY          ----------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER
  EACH                    12,138,300 shares - 79.7%
  REPORTING             ----------------------------------------------------
  PERSON
  WITH                9.  SOLE DISPOSITIVE POWER
                           - 0 -
                      ----------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          12,138,300 shares - 79.7%
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,138,300 shares
  -------------------------------------------------------------------------
  12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)  [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       79.7%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       HC
  -------------------------------------------------------------------------

  CUSIP No. 37935E 10 1
  1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Fai H. Chan
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [X]
      (b) [ ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
      WC
  -------------------------------------------------------------------------
  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)  [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
      Canada
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                  250,000 shares - 3.0% (consists of 250,000 shares
  BENEFICIALLY            underlying presently exercisable option)
  OWNED BY              ----------------------------------------------------
  EACH                8.  SHARED VOTING POWER
  REPORTING               12,138,300 shares - 79.7%
  PERSON                ----------------------------------------------------
  WITH
                      9.  SOLE DISPOSITIVE POWER
                          250,000 shares - 3.0% (consists of 250,000 shares
                          underlying presently exercisable option)
                      ----------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          12,138,300 shares - 79.7%
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,388,300 shares
  -------------------------------------------------------------------------
  12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)  [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       81.4%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
  -------------------------------------------------------------------------

  CUSIP No. 37935E 10 1
  1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Heng Fung Capital [S] Private Limited
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [X]
      (b) [ ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
      WC
  -------------------------------------------------------------------------
  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)  [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
      Singapore
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                   - 0 -
  BENEFICIALLY          ----------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER
  EACH                    12,138,300 shares - 79.7%
  REPORTING             ----------------------------------------------------
  PERSON
  WITH                9.  SOLE DISPOSITIVE POWER
                           - 0 -
                      ----------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          12,138,300 shares - 79.7%
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,138,300 shares
  -------------------------------------------------------------------------
  12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)  [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       79.7%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO
  -------------------------------------------------------------------------

  CUSIP No. 37935E 10 1
  1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Heng Fung Finance Company Limited
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [X]
      (b) [ ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
      WC
  -------------------------------------------------------------------------
  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)  [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
      Hong Kong
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                   - 0 -
  BENEFICIALLY          ----------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER
  EACH                    12,138,300 shares - 79.7%
  REPORTING             ----------------------------------------------------
  PERSON
  WITH                9.  SOLE DISPOSITIVE POWER
                           - 0 -
                      ----------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          12,138,300 shares - 79.7%
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,138,300 shares
  -------------------------------------------------------------------------
  12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)  [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       79.7%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO
  -------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D relates to the $0.01 par value common stock ("Common Stock") of Global Med Technologies, Inc. ("Issuer"). The Issuer's principal executive offices are located at 12600 West Colfax, Suite A-500, Lakewood, Colorado 80215.

ITEM 2.  IDENTITY AND BACKGROUND.

     I-A. (a) Heng Fung Holdings Company Limited ("Heng Fung Holdings").

          (b) The principal office address of Heng Fung Holdings is 10th Floor Lippo Protective Tower, 231-235 Gloucester Road, Wan Chai, Hong Kong.

          (c) The principal business of Heng Fung Holdings is a holding company.

          (d) During the last five years, Heng Fung Holdings has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Heng Fung Holdings has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Heng Fung Holdings is a Hong Kong corporation.

     I-B. (a) Fai H. Chan is a director, the Chairman, the Managing Director and a control person of Heng Fung Holdings.

          (b) The business address of Fai H. Chan is 10th Floor Lippo Protective Tower, 231- 235 Gloucester Road, Wan Chai, Hong Kong.

          (c) The principal occupation of Fai H. Chan is Chairman and Managing Director of Heng Fung Holdings Company Limited and its subsidiaries.

          (d) During the last five years,  Fai H. Chan has not been convicted in
     a   criminal   proceeding   (excluding   traffic   violations   or  similar
     misdemeanors).

          (e) During the last five years, Fai H. Chan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Fai H. Chan is a Canadian citizen.

     I-C. (a) Kwok Jen Fong is a director of Heng Fung Holdings.

          (b) The business address of Kwok Jen Fong is 7 Temasek Boulevard, #43-03 Suntec Tower One, Singapore 038987.

          (c) The principal occupation of Kwok Jen Fong is advocate, solicitor and managing partner of Fong Jeya Partnership.

          (d) During the last five years,  Kwok Jen Fong has not been  convicted
     in  a  criminal   proceeding   (excluding  traffic  violations  or  similar
     misdemeanors).

          (e) During the last five years, Kwok Jen Fong has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Kwok Jen Fong is a Singaporean citizen.

     I-D. (a) Mabel Keow Yoke Chan is a director and an Executive Director of Heng Fung Holdings.

          (b) The business address of Mabel Keow Yoke Chan is 10th Floor, Lippo Protective Tower, 231-235 Gloucester Road, Wan Chai, Hong Kong.

          (c) The principal occupation of Mabel Keow Yoke Chan is an Executive Director of Heng Fung Holdings.

          (d) During the last five years, Mabel Keow Yoke Chan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mabel Keow Yoke Chan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Mabel Keow Yoke Chan is a Canadian citizen.

     I-E. (a) Mary-ann Sook Jin Chan is a director and an Executive Director of Heng Fung Holdings.

          (b) The business address of Mary-ann Sook Jin Chan is 10th Floor, Lippo Protective Tower, 231-235 Gloucester Road, Wan Chai, Hong Kong.

          (c) The principal occupation of Mary-ann Sook Jin Chan is an Executive Director of Heng Fung Holdings.

          (d) During the last five years, Mary-ann Sook Jin Chan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mary-ann Sook Jin Chan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Mary-ann Sook Jin Chan is a British citizen.

     I-F. (a) Suk King Chan is the Secretary of Heng Fung Holdings.

          (b) The business address of Suk King Chan is Hang Seng Building, Rooms 706-707, 77 Des Voeux Road Central, Hong Kong.

          (c) The principal occupation of Suk King Chan is Senior Manager, Corporate Services, and Consultant of Graham H.Y. Chan & Co., CPA.

          (d) During the last five years,  Suk King Chan has not been  convicted
     in  a  criminal   proceeding   (excluding  traffic  violations  or  similar
     misdemeanors).

          (e) During the last five years, Suk King Chan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Suk King Chan is a Chinese citizen.

     I-G. (a) Man Tak Lau is the Financial Controller of Heng Fung Holdings.

          (b) The business address of Man Tak Lau is 10th Floor Lippo Protective Tower, 231- 235 Gloucester Road, Wan Chai, Hong Kong.

          (c) The principal occupation of Man Tak Lau is Financial Controller of Heng Fung Holdings.

          (d) During the last five years,  Man Tak Lau has not been convicted in
     a   criminal   proceeding   (excluding   traffic   violations   or  similar
     misdemeanors).

          (e) During the last five years, Man Tak Lau has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Man Tak Lau is a British, Hong Kong citizen.

     I-H. (a) Robert H. Trapp is a director of Heng Fung Holdings.

          (b) The business address of Robert H. Trapp is 1700 Lincoln Street, 32nd Floor, Denver, Colorado 80203.

          (c) The principal  occupation of Robert H. Trapp is Managing  Director
     of  Fronteer   Financial  and  President  of  American  Fronteer  Financial
     Corporation.

          (d) During the last five years, Robert H. Trapp has not been convicted
     in  a  criminal   proceeding   (excluding  traffic  violations  or  similar
     misdemeanors).

          (e) During the last five years, Robert H. Trapp has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Robert H. Trapp is a Canadian citizen.

     II.  (a) Fai H. Chan.

          (b) through (f) - See Item I-B above.

    III-A.(a) Heng Fung Capital [S] Private Limited ("Heng Fung Private").

          (b) The principal office address of Heng Fung Private is 7 Temasek Boulevard, #43- 03 Suntec Tower One, Singapore 038987.

          (c) The principal business of Heng Fung Private is an investment holding company.

          (d) During the last five years, Heng Fung Private has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Heng Fung Private has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Heng Fung Private is a Singaporean corporation.

    III-B.(a) Fai H. Chan is a director, the Chairman and the Managing Director of Heng Fung Private.

          (b) through (f) - See Item I-B above.

   III-C. (a) Mabel Keow Yoke Chan is a director of Heng Fung Private.

          (b) through (f) - See Item I-D above.

   III-D. (a) Kwok Jen Fong is a director of Heng Fung Private.

          (b) through (f) - See Item I-C above.

   III-E. (a) Heng Fung Holdings is sole shareholder of Hung Fung Private.

          (b) through (f) - See Item I-A above.

     IV-A (a) Heng Fung Finance Company Limited ("Heng Fung Finance").

          (b) The principal office address of Heng Fung Finance is 10th Floor Lippo Protective Tower, 231-235 Gloucester Road, Wan Chai, Hong Kong.

          (c) The principal business of Heng Fung Finance is finance.

          (d) During the last five years, Heng Fung Finance has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Heng Fung Finance has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Heng Fung Finance is a Hong Kong corporation.

     IV-B.(a) Fai H. Chan, a director, Chairman and Managing Director of Heng Fung Finance.

          (b) through (f) - See Item I-B above.

     IV-C.(a) Mabel Keow Yoke Chan is a director and the Secretary of Heng Fung Finance.

          (b) through (f) - See Item I-D above.

     IV-D.(a) Man Tak Lau is a director of Heng Fung Finance.

          (b) through (f) - See Item I-G above.

     IV-E.(a) Heng Fung Private is the sole shareholder of Hung Fung Finance.

          (b) through (f) - See Item III-A above.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER
         CONSIDERATION.

     The securities in the transactions reported herein were acquired in consideration of the following:

     (a) An agreement by Heng Fung Finance to provide the Issuer with a loan of up to $1,500,000 ("Heng Fung Loan") pursuant to the terms of a Loan Agreement between Heng Fung Finance and the Issuer dated August 12, 1998, effective for all purposes May 7, 1998 ("Heng Fung Loan Agreement"). The loan funds were provided from the working capital of Heng Fung Holdings and its subsidiaries.

     (b) An agreement by Fronteer Capital, Inc. ("Fronteer Capital") to provide the Issuer with a loan of up to $1,650,000 ("Fronteer Loan") pursuant to the terms of a Loan Agreement between Fronteer Capital and the Issuer dated August 12, 1998 ("Fronteer Loan Agreement"). Fronteer Capital is a wholly owned subsidiary of Fronteer Financial Holdings, Ltd. ("Fronteer Financial"). The funds for the Fronteer Loan will be provided from the working capital of Fronteer Capital.

     (c) An agreement between the Issuer, Fronteer Capital and Fronteer Development Finance, Inc., a partially owned subsidiary of Fronteer Financial ("Fronteer Development"), dated September 11, 1998, whereby Fronteer Capital assigned and Fronteer Development assumed all of Fronteer Capital's rights, duties and obligations under the Fronteer Loan.

     (d) An agreement between the Issuer, Heng Fung Finance and Fronteer Development dated October 7, 1998, whereby Heng Fung Finance sold and Fronteer Development purchased for $1,100,000 a portion of a warrant to purchase 6,000,000 shares of the common stock of the issuer which is equal to a warrant to purchase 4,000,000 shares of the common stock of the Issuer and a series of promissory notes which equal the right to payment from the Issuer of $1,000,000 in principal amount, together with interest accruing thereon ("Development Purchase"). The funds for the Development Purchase were provided from the working capital of Fronteer Development.

ITEM 4.  PURPOSE OF TRANSACTION.

     The purpose of the acquisition of the Issuer's securities was to provide funding to enable the Issuer to prepare for the anticipated release of the Issuer's new transfusion service that is in beta testing, to enable the Issuer to continue sales and support of the Issuer's current products and to enable the Issuer to increase its international presence.

     (a) Heng Fung Holdings and its subsidiaries do not have any plans or proposals to acquire additional securities of the Issuer or dispose of securities of the Issuer, other than the issuance of additional warrants, the possible exercise of warrants and the possible conversion of the amounts due under the Notes (as described in Item 5(c) below);

     (b) Heng Fung Holdings and its subsidiaries do not have any plans or proposals for an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) Heng Fung Holdings and its subsidiaries do not have any plans or proposals for a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Pursuant to the terms of the Heng Fung Loan Agreement, the Issuer increased the number of members of the board of directors to nine and has appointed five members selected by Heng Fung Finance and/or Fronteer Capital to the Issuer's board of directors. In August 1998, one of those newly appointed members resigned from the board of directors. Also pursuant to the terms of the Heng Fung Loan Agreement, each current member of the board of directors of the Issuer, other than any such member appointed by Heng Fung Finance or Fronteer Capital, and each management personnel or key employee of the Issuer, delivered to Heng Fung Finance his or her letter of resignation, which letters of resignation are being held in escrow by Heng Fung Finance, subject to all the terms and conditions of the Heng Fung Loan Agreement. If the Issuer defaults on the Heng Fung Loan, Heng Fung Finance may:

          (i) demand the resignation of any or all of the members of the board of directors of the Issuer (other than those members appointed by Heng Fung Finance and/or Fronteer Capital) and if such members refuse to resign, deliver to the Issuer the letters of resignation held by Heng Fung Finance in escrow, and thereafter Heng Fung Finance shall have the right to appoint such resigned or terminated member's replacement to the board of directors of the Issuer; and

          (ii) demand the resignations of any or all of the management personnel of the Issuer and/or any and all of the key employees of the Issuer, and if such management personnel or key employees refuse to resign, deliver to the Issuer the letters of resignation held by Heng Fung Finance in escrow; and

          (iii) convert any or all of the amounts due under any of the promissory notes evidencing the Heng Fung Loan ("Notes") into shares of Common Stock of the Issuer at $0.05 per share;

     (e) Heng Fung Holdings and its subsidiaries do not have any plans or proposals for any material change in the present capitalization or dividend policy of the Issuer;

     (f) Heng Fung Holdings and its subsidiaries do not have any plans or proposals for any other material change in the Issuer's business or corporate structure;

     (g) Heng Fung Holdings and its subsidiaries do not have any plans or proposals for changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Heng Fung Holdings and its subsidiaries do not have any plans or proposals for causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) Heng Fung Holdings and its subsidiaries do not have any plans or proposals for a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or

     (j) Heng Fung Holdings and its subsidiaries do not have any plans or proposals for any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of this Schedule 13D, Heng Fung Holdings, which is a public company traded on the Hong Kong Stock Exchange, through its subsidiaries, Heng Fung Private and Heng Fung Finance, and through Fronteer Financial, beneficially owns warrants to purchase 12,138,300 shares ("Shares") of the Common Stock of the Issuer which constitute approximately 79.7% of the outstanding Common Stock of the Issuer. This amount consists of the following:

          (1) 2,000,000 shares underlying presently exercisable warrants owned by Heng Fung Finance, a wholly owned indirect subsidiary of Heng Fung Holdings;

          (2) 9,000,000 shares underlying presently exercisable warrants owned by Fronteer Development;

          (3) 1,000,000 shares underlying presently exercisable warrants owned by Fronteer Capital; and

          (4) 138,300 shares underlying a presently exercisable warrant to purchase 46,100 units which is held by American Fronteer Financial Corporation (formerly R A F Financial Corporation) ("American Fronteer"), a wholly owned subsidiary of Fronteer Financial. The warrant is exercisable at any time until January 14, 2002. Each unit consists of two shares of Common Stock and one Common Stock purchase warrant. Each Common Stock purchase warrant entitles the holder to purchase one share of Common Stock.

          Heng Fung Holdings, through its subsidiaries, Heng Fung Private and Heng Fung Finance, beneficially owns approximately 75.8% of the outstanding Common Stock of Fronteer Financial. Fai H. Chan, an officer and director of Heng Fung Holdings, Heng Fung Private and Heng Fung Finance, beneficially owns approximately 10.73% of the outstanding stock of Heng Fung Holdings. Accordingly, Heng Fung Holdings, Heng Fung Private, Heng Fung Finance and Fai H. Chan may be deemed to be beneficial owners of the Shares described in paragraphs
(2), (3) and (4) above.

     (b) Heng Fung Holdings, through its subsidiaries, Heng Fung Private and Heng Fung Finance, has shared voting and dispositive power over the Shares. Fai
H. Chan, by virtue of his shareholdings in Heng Fung Holdings, has shared voting and dispositive power over the Shares. In addition, Mr. Chan owns a presently exercisable option to purchase 250,000 shares of the Issuer's Common Stock, over which Mr. Chan has sole voting and dispositive power. Heng Fung Private, by itself and through its subsidiary, Heng Fung Finance, has shared voting and dispositive power over the Shares. Heng Fung Finance has shared voting and dispositive power over the Shares.

     (c) Heng Fung Finance

          (1) As described in Item 3 above, effective May 7, 1998, Heng Fung Finance, a wholly owned subsidiary of Heng Fung Private, entered into the Heng Fung Loan Agreement with the Issuer. The interest on the Heng Fung Loan is 12% per annum, payable at the end of each month. The Heng Fung Loan matures on April 15, 1999. Pursuant to the Heng Fung Loan Agreement, Heng Fung Finance was issued warrants to purchase 6,000,000 shares of the Common Stock of the Issuer. The warrants to purchase 6,000,000 shares may be exercised at any time until April 13, 2008, at an exercise price of $0.25 per share and may be exercised in full or in minimum amounts of at least $250,000. On October 7, 1998, Heng Fung Finance sold to Fronteer Development a portion of the Heng Fung Loan equal to the right to payment of $1,000,000 in principal amount, together with interest accruing thereon and a portion of the warrant to purchase 6,000,000 shares of the Common Stock of the Issuer which is equal to a warrant to purchase 4,000,000 shares of the Common Stock of the Issuer.

          Pursuant to the terms of the Heng Fung Loan Agreement, the Issuer increased the number of members of the board of directors to nine and has appointed five members selected by Heng Fung Finance and/or Fronteer Capital to the Issuer's board of directors. In August 1998, one of those newly appointed members resigned from the board of directors. Also pursuant to the terms of the Heng Fung Loan Agreement, each current member of the board of directors of the Issuer, other than any such member appointed by Heng Fung Finance or Fronteer Capital, and each management personnel or key employee of the Issuer, delivered to Heng Fung Finance his or her letter of resignation, which letters of resignation are being held in escrow by Heng Fung Finance, subject to all the terms and conditions of the Heng Fung Loan Agreement.

          If the Issuer shall fail to pay when due, after the expiration of all cure periods, any installment of principal or interest due under the Heng Fung Loan Agreement and/ or violates any terms of the Heng Fung Loan Agreement, the Issuer will be in default. If the Issuer defaults on the Heng Fung Loan, Heng Fung Finance may:

               (i) demand the resignation of any or all of the members of the board of directors of the Issuer, other than those members appointed by Heng Fung Finance and/or Fronteer Capital, and if such members refuse to resign, deliver to the Issuer the letters of resignation held by Heng Fung Finance in escrow, and thereafter Heng Fung Finance shall have the right to appoint such resigned or terminated member's replacement to the board of directors of the Issuer; and

               (ii) demand the resignations of any or all of the management personnel of the Issuer and/or any and all of the key employees of the Issuer, and if such management personnel or key employees refuse to resign, deliver to the Issuer the letters of resignation held by Heng Fung Finance in escrow; and

               (iii) convert any or all of the amounts due under any of the Notes into Common Stock of the Issuer at an exercise price of $0.05 per share.

          The terms of the transaction are more fully set forth in the Heng Fung Loan Agreement attached to the original Schedule 13D as Exhibit 2 and incorporated by reference to this Amendment Number 1 to Schedule 13D and the Loan and Warrant Purchase and Sale Agreement attached to this Schedule 13D as
Exhibit 9.

          As of the date of this Schedule 13D, Heng Fung Finance has advanced a total of $1,500,000 to the Issuer against the Heng Fung Loan Agreement.

     (c) Fronteer Capital/Fronteer Development

          (2) As described in Item 3 above, on August 12, 1998, Fronteer Capital entered into the Fronteer Loan Agreement with the Issuer. The interest on the Fronteer Loan is 12% per annum, payable at the end of each month. The Fronteer Loan matures on April 15, 1999. Pursuant to the Fronteer Loan Agreement, Fronteer Capital was issued warrants to purchase 1,000,000 shares of the Common Stock of the Issuer. On September 11, 1998, Fronteer Capital assigned all of its rights, duties and obligations under the Fronteer Loan Agreement to Fronteer Development. On October 30, 1998, the Issuer made its first draw in the amount of $400,000 against the Fronteer Loan. As a result, as additional consideration for Fronteer Development making the loan to Issuer, the Issuer issued to Fronteer Development an additional warrant entitling Fronteer Development to purchase 5,000,000 shares of the Common Stock of the Issuer at an exercise price of $0.25 per share. The warrants issued may be exercised at any time until October 30, 2008, at an exercise price of $0.25 per share and may be exercised in full or in minimum amounts of at least $250,000.

          Pursuant to the terms of the Fronteer Loan Agreement, the Issuer has increased the number of members of its board of directors to nine and has appointed five members selected by Fronteer Capital and/or Heng Fung Finance to the Issuer's board of directors. In August 1998, one of those newly appointed members resigned from the board of directors. Also pursuant to the terms of the Fronteer Loan Agreement, each current member of the board of directors of the Issuer, other than any such member appointed by Fronteer Development or Heng Fung Finance, and each management personnel or key employee of the Issuer, delivered to Fronteer Development his or her letter of resignation, which letters of resignation are being held in escrow by Fronteer Development, subject to all the terms and conditions of the Fronteer Loan Agreement. If the Issuer shall fail to pay when due, after the expiration of all cure periods, any installment of principal or interest due under the Fronteer Loan Agreement and/or violates any terms of the Fronteer Loan Agreement, the Issuer will be in default. If the Issuer defaults on the Fronteer Loan, Fronteer Development may:

               (i) demand the resignation of any or all members of the board of directors of the Issuer, other than those members appointed by Fronteer Development and/or Heng Fung Finance, and if such members refuse to resign, deliver to the Issuer the letters of resignation held by Fronteer Development in escrow, and thereafter Fronteer Development shall have the right to appoint such resigned or terminated member's replacement to the board of directors of the Issuer; and

               (ii) demand the resignations of any or all of the management personnel of the Issuer and/or any and all of the key employees of the Issuer, and if such management personnel or key employees refuse to resign, deliver to the Issuer the letters of resignation held by Fronteer Development in escrow; and

               (iii) convert any or all of the amounts due under any of the Notes into Common Stock of the Issuer at an exercise price of $0.05 per share.

          The Issuer has agreed to pay American Fronteer a finder's fee equal to 9% of the amount of the Fronteer Loan drawn upon by the Issuer. As of the date of this Schedule 13D, Fronteer Development has advanced a total of $400,000 to the Issuer against the Fronteer Loan Agreement.

          The terms of the transaction are more fully set forth in the Fronteer Loan Agreement attached to the original Schedule 13D as Exhibit 3 and incorporated by reference to this Amendment Number 1 to Schedule 13D and the Assignment, Assumption and Consent Agreement attached to this Schedule 13D as
Exhibit 8.

          Michael I. Ruxin, M.D., the Chief Executive Officer of the Issuer, has executed a Personal Guaranty for the Fronteer Loan, which is attached to the original Schedule 13D as Exhibit 4 and incorporated by reference to this Amendment Number 1 to Schedule 13D.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 7,138,300 shares.

     (e) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER.

          None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 - Agreement to File One Statement on Schedule 13D.

     Exhibit 2 - Loan Agreement between Heng Fung Finance Company Limited and Global Med Technologies, Inc. dated August 12, 1998, effective May 7, 1998. Incorporated by reference to Exhibit 2 to the Schedule 13D filed by Reporting Person on September 11, 1998.

     Exhibit 3 - Loan Agreement between Fronteer Capital, Inc. and Global Med Technologies, Inc. dated August 12, 1998. Incorporated by reference to Exhibit 3 to the Schedule 13D filed by Reporting Person on September 11, 1998.

     Exhibit 4 - Personal Guaranty of Fronteer Loan by Michael I. Ruxin, M.D. Incorporated by reference to Exhibit 4 to the Schedule 13D filed by Reporting Person on September 11, 1998.

     Exhibit 5 - Warrant to Purchase Common Shares of Global Med Technologies, Inc. in the amount of 6,000,000 shares in the name of Heng Fung Finance Company Limited. Incorporated by reference to Exhibit 5 to the Schedule 13D filed by Reporting Person on September 11, 1998.

     Exhibit 6 - Warrant to Purchase Common Shares of Global Med Technologies, Inc. in the amount of 1,000,000 shares in the name of Fronteer Capital, Inc. Incorporated by reference to Exhibit 6 to the Schedule 13D filed by Reporting Person on September 11, 1998.

     Exhibit 7 - Promissory Notes from Global Med Technologies, Inc. to Heng Fung Finance Company Limited. Incorporated by reference to Exhibit 7 to the
Schedule 13D filed by Reporting Person on September 11, 1998.

     Exhibit 8 - Assignment, Assumption and Consent Agreement dated September 11, 1998 between Global Med Technologies, Inc., Michael L. Ruxin, M.D., Fronteer Capital, Inc. and Fronteer Development Finance, Inc.

     Exhibit 9 - Loan and Warrant Purchase and Sale Agreement dated October 7, 1998 between Heng Fung Finance Company Limited, Fronteer Development Finance, Inc. and Global Med Technologies, Inc.

     Exhibit 10 - Warrant to Purchase Common Shares of Global Med Technologies, Inc. in the amount of 5,000,000 shares in the name of Fronteer Development Finance, Inc. dated October 30, 1998.

     Exhibit 11 - Promissory Note from Global Med Technologies, Inc. to Fronteer Development Finance, Inc. dated October 30, 1998.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                HENG FUNG HOLDINGS COMPANY LIMITED
                                a Hong Kong corporation

Date:  November 12, 1998
                                By: /s/ Fai H. Chan
                                    -------------------------------------------
                                    Fai H. Chan, Chairman and Managing Director


                                /s/ Fai H. Chan
                                -----------------------------------------------
                                Fai H. Chan, individually


                                HENG FUNG CAPITAL [S] PRIVATE LIMITED
                                a Singaporean corporation


                                By: /s/ Fai H. Chan
                                    -------------------------------------------
                                    Fai H. Chan, Chairman and Managing Director


                                HENG FUNG FINANCE COMPANY LIMITED
                                a Hong Kong corporation


                                By:  /s/ Fai H. Chan
                                    -------------------------------------------
                                    Fai H. Chan, Chairman and Managing Director